RAINCHIEF ENERGY INC

Management’s Discussion and Analysis of Financial Conditions
And Results Of Operations (“MD&A”)

For The Year Ending December 31, 2013

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

This report is dated April 30, 2014.

The following discussion and analysis prepared as at April 30 2014, explains trends in the financial condition and results of operations of Rainchief Energy Inc. (“REI” or “the Company”) for the year ended December 31, 2013 as compared to the same period in 2012 and 2011. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2013. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). All financial statement figures are reported in Canadian dollars unless explicitly stated otherwise.

Caution on Forward-Looking Information

This report contains certain statements that constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management’s expectation or plans. These statements include, but are not limited to statements concerning our business objectives and plans and future trends in our industry. Inherent in forward-looking statements are risks and uncertainties beyond management’s ability to predict or control including risks that may affect REI’s operating or capital plans. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements in this discussion and analysis as well as contained in other components of the annual report. Such statements are based upon a number of assumptions that may prove incorrect, including but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there are no unanticipated fluctuations in interest or exchange rates; that there is no cancellation or unfavorable variation to its current major contracts; that if required, REI is able to finance future acquisitions on reasonable terms; and that REI maintains its ongoing relations with its business partners. We caution you that the foregoing list of important factors and assumptions is not exhaustive. You should also carefully consider matters discussed under “Risk and Uncertainties” contained elsewhere in this discussion. REI undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

Overview
The Company is a British Columbia corporation, incorporated on December 28, 2000. The registered and corporate office is at Suite 1825, 900 Georgia Street West; Vancouver, British Columbia, V6C 2W6, telephone (604) 484-5761. The Company does not have an agent in the United States.

The Company was incorporated under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation. On November 21, 2008 the Company changed its name to Rainchief Energy Inc. The Company is listed as a fully reporting issuer on the FINRA OTC bulletin board and is traded under the symbol “RCFEF”.

The Company is an energy exploration company focused on the identification and evaluation for acquisition of energy assets worldwide. The Company seeks to acquire an ownership interest in fossil fuel and alternative energy projects, and implement strategic financing and development programs in order to generate revenue from these assets. The Company will also seek out opportunities to partner with other companies in order to participate in larger energy projects.

Organization Structure

As of the date of this report the Company has two wholly-owned subsidiaries. Jaydoc Capital Corporation was acquired on December 22, 2010. Rainchief Renewable-1 SRL was incorporated under the laws of the Republic of Italy.

Recent corporate developments

During the period commencing on January 1, 2013, the Company experienced the following corporate developments:

Share Consolidation
Effective April 3, 2013, the common shares of the Company were consolidated at the ratio of one new common share for every 50 old common shares. The basic loss per share calculations disclosed in the consolidated statement of comprehensive loss for the years ended December 31, 2012 and 2011 have been adjusted to reflect the subsequent share consolidation.

Debt Settlements
In January 2013, the Company issued 10,000,000 pre-share consolidation common shares to a company controlled by the President of the Company to settle outstanding accounts payable of $10,000.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

In April 2013, the Company entered into a debt settlement agreement with an arm’s length party to settle outstanding accounts payable of $54,486. The Company paid $15,000 in cash and agreed to issue 250,000 post-share consolidation common shares with a fair value of $15,000. The Company recorded a gain of $24,486 on this transaction.

In September 2013, the Company entered into a debt settlement agreement with a company controlled by President of the Company to settle outstanding accounts payable of $50,000. The Company agreed to issue 50,000,000 post-April 3, 2013 share consolidation shares with a fair value of $100,000. The Company recorded a loss of $50,000 on the settlement of this debt.

Private Placement in 2013
On August 13, 2013, the Company completed a private placement of 1,200,000 shares at US$0.05 per share raising gross proceeds of $60,000.

Convertible Promissory Notes Payable
During 2013, the Company issued convertible promissory notes totaling $118,000. The notes are non-interest bearing, and unsecured. The notes have a maturity date of December 31, 2015 with the exception of one note ($62,000) which has a maturity date of December 31, 2014. The notes are convertible into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the notes or the maturity date, whichever shall occur first. The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and shall bear interest at 3% per annum compounded annually should the Company default on the notes.

During 2013, the Company made note repayments totaling $6,961.

Selected Annual Information

The following table provides a brief summary of the Company’s annual financial data for the latest three fiscal years ended December 31, 2013:

	Years ended December 31,
	2011	2012	2013
	$	$	$
Net loss	(182,323)	(226,261)	(220,479)
Basic and diluted loss per share (post-share consolidation)	(0.258)	(0.301)	(0.008)

Total assets	60,805	150,014	121,957
Total liabilities	187,128	473,071	480,493

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

Results of Operations

For the years ended December 31, 2013, 2012, and 2011, the Company had net losses of $220,479, $226,261 and $182,323, respectively.

Accounting, Audit and Legal expenses decreased by $11,473 from $51,624 for the year ended December 31, 2012 to $40,151 for the year ended December 31, 2013. Audit and accounting fees reduced by $7,124 as a result of cost reductions negotiated by management and the reversal of excess accruals in previous periods. Legal fees reduced by $4,349 as a result of reduced requirements for legal services. Accounting, Audit and Legal expenses decreased by $5,014 from $56,638 for the year ended December 31, 2011 to $51,624 for the year ended December 31, 2012.

The Company incurred $585 on Advertising, Promotion and Website Development during the year ended December 31, 2013 as compared with $Nil during the year ended December 31, 2012. Advertising, Promotion and Website Development costs during the year ended December 31, 2011 amounted to $6,000 expended on maintenance of the company website.

Consulting expense for the year ended December 31, 2013 amounted to $80,000, an increase of $5,000 as compared with $75,000 for the year ended December 31, 2012 as a result of additional management and administration services procured during the year. Consulting expense for the year ended December 31, 2012 decreased by $668 to $75,000 as compared with $75,668 for the year ended December 31, 2011.

The Company did not incur any project development costs during the years ended December 31, 2013 and 2012, respectively. During the year ended December 31, 2011, the Company incurred development costs of $14,046 in connection with the evaluation of potential oil and gas project acquisition.

Filing and Transfer Agents Fees for the year ended December 31, 2013 decreased by $5,492 to $15,791 from $21,283 for the year ended December 31, 2012 as a result of decreased corporate activity during the year, together with the reversal of amounts accrued in prior periods. Filing and Transfer Agents Fees for the year ended December 31, 2012 amounted to $21,283, an increase of $1,019 from $20,264 incurred during the year ended December 31, 2011. The increase resulted from additional filings required by the United States Securities and Exchange Commission.

The company incurred $3,663 in Investor relations expenses during the year ended December 31, 2013 as compared with $Nil in the years ended December 31, 2012 and 2011, respectively.

Management Fees for the year ended December 31, 2013 amounted to $60,000, unchanged from the amounts incurred during the years ended December 31, 2012 and 2011 respectively.

Administrative expenses for the year ended December 31, 2013 decreased by $1,341 to $(709) as compared with $632 expended on this category of expenses during the year ended December 31, 2012 as a result of cost containment by management and the reversal of expenses accrued in prior periods. Administrative expenses for the year ended December 31, 2012 decreased by $10,902 to $632 as compared with $11,534 expended on these category of expenses during the year ended December 31, 2011. The decrease resulted from management’s decision to share office space with another unrelated company.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

During the year ended December 31, 2013 the Company incurred property investigation costs of $13,054 in connection with the Gulf Jensen project. The Company did not incur property investigation costs during the year ended December 31, 2012. During the year ended December 31, 2011 property investigation costs of $9,487 were incurred in connection with an oil and gas project.

The Company incurred Stock-based compensation expense in the amount of $22,500 during the year ended December 31, 2012. The Company did not incur Stock-based compensation expense during the years ended December 31, 2013 and 2011.

The Company did not incur travel expenses during the year ended December 31, 2013. Travel expenses for the year ended December 31, 2012 decreased by $11,153 to $649 from $11,802 during the year ended December 31, 2011 as a result of reduced project evaluation activities during the year.

The Company incurred losses on foreign exchange of $6,666, $783, and $8,454 for the years ended December 31, 2013, 2012 and 2011, respectively. These losses resulted from changes in the foreign currency exchange rates between the Canadian and US Dollars.

During the year ended December 31, 2011, the Company realized a gain of $97,336 in respect of shares issued in connection with the Jaydoc acquisition and subsequently returned to Treasury in accordance with a Stock Surrender, Settlement and Voluntary Pooling Agreement.

During the year ended December 31, 2013, the Company realized a net gain on the settlement of certain debts in the amount of $334, as compared to a net gain on settlement of debts during the year ended December 31, 2012 of $6,870. During the year ended December 31, 2011, the Company did not settle any debt.

The Company was the respondent in a lawsuit filed in the Supreme Court of British Columbia. The Plaintiff sought damages in the amount of $60,750, claiming breach of a licensing agreement relating to the Company’s use of certain photographs, the copyright to which is held by the plaintiff. The Company recorded a contingent liability for this amount as at December 31, 2009. In July 2013 the Supreme Court of British Columbia found in favour of the Plaintiff and awarded damages, interest and costs. In December 2013 the Company paid the Plaintiff $61,500 in full and final settlement of the matter.

Financial position

For the year ended December 31, 2013 the Company had a working capital deficiency of $467,439 as compared with a working capital deficiency of $432,306 as at December 31, 2012, an increase of $35,133. The increase in working capital deficiency during the year ended December 31, 2013 is due to an increase in Convertible Promissory Notes Payable of $117,602 and a reduction GST Recoverable of $34,465, offset by an increase in Cash of $6,738 and a reduction in Accounts Payable of $110,164.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

Liquidity and Capital Resources

The Company completed private placements raising gross proceeds of $60,000 cash for the year ended December 31, 2013. Cash provided from private placements and the issuance of shares pursuant to the exercise of purchase warrants in the year ended December 31, 2012 was $29,124.

In addition, the issuance of Convertible Promissory Notes provided $117,602 (year ended December 31, 2012 -$155,364).

Changes in working capital accounts during the year ended December 31, 2013 provided $49,635 (2012 – $121,896).

The use of cash during the year ended December 31, 2013 was $220,467 to fund the Company's continuing operations. The uses of cash during the year ended December 31, 2012 were $88,534 to fund the Company's continuing operations, plus $108,053 to acquire an oil and gas property and $22,097 to repurchase certain common shares.

Quarterly Disclosure – Eight Quarters Preceding Most Recently Completed Financial Year

The following table sets forth selected unaudited financial information prepared by management of the Company.

	Three months ended
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	$	$	$	$

Revenues	-	-	-	-
Net profit (loss)	(42,916)	(27,742)	(101,714)	(48,107)
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.046)	(0.026)	(0.002)	(0.003)

	Three months ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	$	$	$	$

Revenues	-	-	-	-
Net profit (loss)	(44,679)	(148,372)	(75,147)	41,937
Basic and Diluted profit (loss) per share (post-share consolidation)	(0.062)	(0.202)	(0.102)	0.065

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

Earnings Information

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Transactions with Related Parties

As reported in the audited consolidated financial statements for the year ended December 31, 2013, the Company was involved in certain transactions with related parties:

	2013	2012	2011
	$	$	$

Management fees	60,000	60,000	60,000

Share-based payments	-	22,500	-

	60,000	82,500	60,000

Subsequent events

Subsequent to December 31, 2013, the Company received $18,000 from a non-arm’s length party and $4,000 from an arm’s length party. The notes have maturity dates of December 31, 2015 and bear the same terms as the promissory notes issued in 2013 described above.

Significant Accounting Policies

The Company’s critical accounting estimates are described in the Company’s 2013 Consolidated Annual Financial Statements.

New Accounting Standards Not Yet Adopted

The accounting standard, amendment, and interpretation listed below is issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements. The Company intends to adopt the following standard and interpretation, if applicable, when it becomes effective. The Company has not yet determined the impact of this standard on its consolidated financial statements.

IFRS 9 – Financial Instruments
IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of International Accounting Standards (“IAS”) 39 and applies to the classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual period beginning on or after January 1, 2013, but Amendments to IFRS 9-Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

Off Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Financial Instruments

a)
Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

•	Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

•
Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

•
Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

•	Cash is classified as financial assets at fair value through profit or loss and accordingly carried at its fair value;

•	Bank indebtedness is classified as financial liabilities at fair value through profit or loss and accordingly carried at its fair value; and

•	Trade and other payables and promissory notes are classified as other financial liabilities and are currently carried at their amortized cost.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

Internal Control over Financial Reporting

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Outstanding Share Data

(a)	Common shares
Authorized
Unlimited number of common shares without par value.

Issued and outstanding as at December 31, 2013
52,417,179 common shares for a net consideration of $3,178,514.

(b)	Stock Options
Outstanding stock options as at December 31, 2013 – Nil.

(c)	Share Purchase Warrants
Outstanding share purchase warrants as at December 31, 2013:
152,600 warrants at a weighted average exercise price of US$2.70 per share.
The warrants expire on various dates between June 30, 2014 and October 28, 2015.

Risk Factors.

Risks Related to the Business

We have a history of operating losses and need additional capital to implement our business plan. For the year ended December 31, 2013, we recorded a net loss of from operations of $220,479 as compared to a net loss of $226,261 for the year ended December 31, 2012. The financial statements have been prepared using IFRS principles applicable to a going concern. However, as shown in note 1 to the consolidated financial statements, our ability to continue operations is uncertain.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

We continue to incur operating losses, and have a consolidated deficit of $3,813,360 as at December 31, 2013. Operations for the year ended December 31, 2013 have been funded primarily from the issuance of share capital, debt financing and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, raising debt finance and from loans (including loans from relatives of principal shareholders).

We estimate that we will require at least $1,500,000 to begin a series of energy property acquisitions. A full implementation of our business plan for these property acquisitions will be delayed until the necessary capital is raised. See Item 5, “Operating and Financial Review and Prospects.”

Our entry into the alternative energy property acquisition business may not be successful and there are risks attendant on these activities.

The alternative energy property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and non-producing opportunities. Even with capital and experience, industry risks are significant. Environmental compliance is an increasingly complex and costly obstacle to many new projects, and often times, and even if permits are obtained, they may be sufficiently restrictive that a property cannot be exploited to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can identify. We offer no assurance that our entry into this business activity will be successful.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the “OTC.BB” but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a “penny stock,” there are additional constraints on the development of an active trading market – see the next risk factor.

RAINCHIEF ENERGY INC.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations
(“MD&A”)

For the year ending December 31, 2013

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC’s rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock" our stock therefore is subject to the SEC’s rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Approval

The Board of Directors of Rainchief Energy Inc. has approved the disclosures in this MD&A.

Additional Information
Additional information relating to the Company is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.